First Amendment

to Investment Sub Sub-Advisory Agreement

JNL series trust

Western Asset Management Company, LLC

Western Asset Management Company Pte. Ltd.

This First Amendment is made by and between Western Asset Management Company, LLC (“Western”), a California limited liability company, and Western Asset Management Company Pte. Ltd. (“Sub-Sub-Adviser”) a company organized under the laws of Singapore.

Whereas, Western, pursuant to a Sub-Advisory Agreement with Jackson National Asset Management, LLC (“Jackson National”) a Michigan limited liability company, dated September 13, 2021, (the “Investment Management Agreement”), has been retained to render investment sub-advisory services to one or more series of the JNL Series Trust (the “Trust”) as applicable and as specified on Schedule A to the Investment Management Agreement;

Whereas, Western and Sub-Sub-Adviser (the “Parties”) entered into a Sub Sub-Advisory Agreement effective as of April 25, 2022 (the “Agreement”), wherein Western appointed the Sub-Sub-Adviser to provide portfolio management services for the following account:

JNL/Western Asset Global Multi-Sector Bond Fund (WA #5886) (the “Account”)

Whereas, the Board of Trustees of the Trust approved the appointment of the Sub-Sub-Adviser to provide investment advisory services to the portion of assets of the JNL Multi-Manager Alternative Fund (WA #3753) allocated to and managed by Western (the “New Account”), an existing fund of the Trust; and

Whereas, the Parties have agreed to amend the Agreement to add the JNL Multi-Manager Alternative Fund (for the portion of the assets allocated to and managed by Western) effective June 2, 2022, to be managed by the Sub-Sub-Adviser under the terms and conditions of the Agreement but with a different set of fixed income investment guidelines.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	The Sub-Sub-Adviser shall manage the New Account under the terms and conditions of the Agreement with the exception that the Sub-Sub-Adviser shall adhere to i) the New Account’s investment objectives, policies and restrictions and other matters contained in the currently effective Prospectus and Statement of Additional Information of the Trust filed with the U.S. Securities and Exchange Commission, as the same may be modified, amended or supplemented from time to time, and ii) the terms and conditions of the Investment Management Agreement, with respect to the services delegated to Sub-Sub-Adviser by Western, including the rules and regulations thereunder in all material respects.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective June 2, 2022.

Western Asset Management Company, LLC		Western Asset Management Company PTE. LTD.

By:	/s/ Daniel Giddings	By:	/s/ Daniel Giddings
Name:	Daniel Giddings	Name:	Daniel Giddings
Title:	Manager, Global Legal Affairs	Title:	Manager, Global Legal Affairs

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